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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20349

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                ACME UNITED CORP.
                                (Name of Issuer)

      COMMON STOCK, PAR VALUE $.01 per share (Title of Class of Securities)

                                    004816104
                                 (CUSIP Number)

                                  R. Scott Asen
                                 c/o Asen & Co.
                              224 East 49th Street
                            New York, New York 10017

                                  212-758-2323
        (Name, Address, Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 7, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.    004816104                                              Page 2 of 4

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     R. Scott Asen
     TIN ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
     Not Applicable                                                     (B) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
     United States of America
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                 7   SOLE VOTING POWER

  NUMBER OF          180,700 shares of Common Stock
   SHARES        ---------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY
                     None
                 ---------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                     180,700 shares of Common Stock
                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,700 shares of Common Stock**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
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14   TYPE OF REPORTING PERSON*

     IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

**See Item 5 regarding 50,000 shares owned by AB Associates as to which the Reporting Person may be deemed to hold beneficial ownership, but as to which he disclaims beneficial ownership.


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ITEM 1.  SECURITY AND ISSUER

This Statement relates to the common stock, $.01 par value par value ("Common Stock") of Acme United Corp. (the "Issuer"). The executive offices of the Issuer are located at 75 Kings Highway Cutoff, Fairfield, CT 06430.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  This Statement is being filed by R. Scott Asen (the "Reporting
     Person")

     (b) The principal offices or business address of the Reporting Person is c/o Asen & Co., 224 East 49th Street, New York, New York 10017.

     (c) (i) The Reporting Person's principal occupation is President of Asen & Co., a New York corporation with principal executive offices located at 224 East 49th St., New York, New York 10017 ("Asen & Co."), which provides certain investment advisory services. As described more fully in Item 5 below, the Reporting Person is also a general partner of AB Associates.

          (ii) AB Associates, LP, a New York limited partnership ("AB Associates"), is an investment limited partnership of which the Reporting Person is one of two general partners. By virtue of his status as a general partner, the Reporting Person may be deemed to control AB Associates.

     (d) The Reporting Person has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors during the last five years.

     (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The aggregate amount of funds required to purchase the 180,700 shares of Common Stock owned by the Reporting Person was $291,503.99. The source of funds used by the Reporting Person to make the purchase of shares of Common Stock was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired his shares of Common Stock for investment purposes. The Reporting Person has no present plans or proposals for disposition of the shares beneficially owned by him. The Reporting Person intends to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, the Reporting Person may determine to acquire additional shares of the Issuer or sell or otherwise dispose of some or all of the shares beneficially owned by him.

The Reporting Person has no present plans or proposals for: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (c) any change in the present board of directors or management of the Issuer, (d) any material change in the present capitalization or dividend policy of the Issuer,
(e) any other material change in the Issuer's business or corporate structure,
(f) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (g) any other material change in the Issuer's or any of its subsidiaries' business or corporate structure. The Reporting Person intends to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer's business operations and prospects. Based on such evaluations, the Reporting Person's plans regarding the Issuer may change.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, the Reporting Person has the following interests in the securities of the Issuer:

     (a) The Reporting Person directly owns 180,700 shares of the Common Stock, which shares represent approximately 5.1% of the issued and outstanding shares of Common Stock (based on the total number of issued and outstanding shares of Common Stock being 3,554,055 (the "Total Outstanding Shares") based on disclosures made by the Issuer's transfer agent to the Reporting Person. As a general partner of AB Associates, the Reporting Person may be deemed to beneficially own the 50,000 shares owned directly by AB Associates. The 180,700 shares of Common Stock owned directly by the Reporting Person plus the 50,000 shares of which he may be deemed a beneficial owner in the aggregate represent approximately 6.5% of the Total Outstanding Shares. The Reporting Person hereby expressly disclaims beneficial ownership of any shares of Common Stock not owned directly by him.

     (b) The Reporting Person has sole voting, investment and dispositive power as to the 180,700 shares of Common Stock directly owned by him. As a general partner of AB Associates, the Reporting Person may be deemed to have voting, investment and dispositive power as to the 50,000 shares of Common Stock owned by AB Associates.

     (c) No transactions in the Common Stock of the Issuer were effected by the Reporting Persons, directly or indirectly, during the past sixty days, except for the following transactions:

          (i) The Reporting Person purchased shares of Common Stock during the past sixty days in the amounts and at the prices set forth below:

           Number of Shares                                Per Share Price
           ----------------                                ---------------
              40,000                                          $2.3125
              12,500                                          $2.25
               9,800                                          $2.4375
              18,500                                          $2.49595

     (d) Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as disclosed herein, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


Dated:  March 17, 2000


                                        /s/ R. Scott Asen
                                        ---------------------------------
                                        R. Scott Asen